Exhibit 99.3 Press Release, dated July 8, 2003

GOOD GUYS STRENGTHENS MANAGEMENT ROSTER WITH CORPORATE OFFICER APPOINTMENTS AND
ADDITION TO BOARD OF DIRECTORS

SAN FRANCISCO – July 8, 2003 – Good Guys (NASDAQ: GGUY), a leading specialty retailer of higher-end consumer entertainment electronics, today announced that board member Thomas F. Herman was named President and Chief Operating Officer, effective immediately. Peter G. Hanelt will continue as a consultant to the company. Good Guys also announced that Cathy A. Stauffer, Executive Vice President, will expand her management role to include retail stores.

“Tom Herman is a seasoned executive who offers unparalleled operational and financial experience in his new role as Chief Operating Officer,” said Kenneth R. Weller, Chairman and CEO, Good Guys. “I am confident Tom’s management skills and operational expertise will complement our management team, keeping Good Guys focused on driving our value proposition to our customers, vendors and investors.”

Herman brings more than 35 years of operating experience to Good Guys, including numerous senior level operating positions with major national and regional private and publicly held retail companies. Herman most recently served as co-founder and Managing Partner of Oak Harbor Partners LLC.

“Cathy Stauffer’s role has been critical in strengthening Good Guys’ relationships with the world’s most respected manufacturers and driving differentiation in our merchandise mix,” said Weller. “Expanding Cathy’s responsibilities to include retail sales is a natural extension of her role, and will be key to helping position Good Guys for long term growth.”

Stauffer began her career at Good Guys in 1977 and held various positions in advertising and marketing before being named vice president of marketing in 1988, where she served until 1993. Stauffer returned to Good Guys in 1998 as a consultant and was appointed vice president of merchandising in 1999. Since that time, Good Guys has continued to upgrade its product mix to reflect its emphasis on more fully featured, higher-end consumer entertainment electronics and maintains a 65 percent differentiation between the company’s product offerings and those of its two largest competitors.

Good Guys also elected to its Board of Directors Elizabeth Gibson, Ph.D. Dr. Gibson brings a diverse background to the board, having joined RHR International, a corporate psychology consultancy, in 1991. Dr. Gibson is a recognized specialist in leadership, team and organizational development initiatives for public and private companies across a wide range of sectors, including retail, entertainment, international marketing and trading, and manufacturing.

The company also announced that Michael Mohan, Director of Merchandising, has been promoted to Vice President of Merchandising. Additionally, Mary Doan, Director of Advertising, has been promoted to Vice President of Advertising and Marketing. Mohan joined Good Guys in 1997 as senior category manager for car audio, later assuming responsibility for home audio, and later, Director of Merchandising for audio and video. Doan, who joined Good Guys in 2001, oversees the company’s advertising

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function and served previously as Vice President of Marketing for Round 1-Private Capital Marketplace; she held prior positions as Worldwide Director of Client Service Applications for Saatchi & Saatchi Worldwide, and CEO of Saatchi San Francisco.

“Good Guys is committed to investing in a leadership team that will contribute to our further growth and long term success,” said Weller. “I’m enthusiastic about these changes to our management team and look forward to their contributions, as we strive to keep Good Guys focused on further improvements in the quality of sales and overall customer experience.”

About Good Guys
Good Guys is one of the largest specialty retailers of higher-end consumer entertainment electronics in the nation and offers a distinctive selection of fully featured digital and high-tech products, including name brand products at popular price points and higher-end brands and models not widely available at the large, national chains. Founded in 1973, Good Guys operates 71 stores in California, Nevada, Oregon, and Washington. For more information, visit www.goodguys.com.

To the extent this news release contains forward-looking statements, such statements are subject to risks and uncertainties, including, but not limited to, the successful implementation of the Company’s current restructuring and store closing program, increases in promotional activities of competitors, changes in consumer buying attitudes, the presence or absence of new products or product features in the Company’s merchandise categories, changes in vendor support for advertising and promotional programs, changes in the Company’s merchandise sales mix, the success of the Company’s modified advertising strategy, the outcome of the Company’s lease renegotiation efforts, and economic conditions.

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